Exhibit 12.1

Strategic Hotels & Resorts, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(numbers in thousands, except ratio amounts)

	Six Months Ended June 30, 2007	Historical Fiscal Year Ended
		2006	2005	2004	2003	2002
(Loss) income from continuing operations before minority interests and income taxes	$(13,341)	$38,279	$14,289	$(50,740)	$(76,394)	$(47,943)
Add (deduct):
Combined fixed charges and preferred dividends	61,993	83,971	41,882	58,348	98,541	96,346
Capitalized interest	(5,195)	(8,317)	(2,082)	—	—	—
Earnings from equity investees	(1,673)	—	(2,818)	(739)	—	(1,857)
Distribution from equity investees	531	1,509	—	15,602	5,775	—
Preferred dividends	(14,924)	(24,543)	(6,753)	—	—	—

Adjusted earnings	$27,391	$90,899	$44,518	$22,471	$27,922	$46,546

Fixed charges:
Interest expense	$40,241	$49,223	$30,449	$54,457	$92,243	$86,953
Capitalized interest	5,195	$8,317	2,082	—	—	—
Amortization of deferred financing costs	1,633	1,888	2,598	3,891	6,298	9,393

Total fixed charges	$47,069	$59,428	$35,129	$58,348	$98,541	$96,346

Plus preferred dividends	$14,924	$24,543	$6,753	$—	$—	$—

Combined fixed charges and preferred dividends	$61,993	$83,971	$41,882	$58,348	$98,541	$96,346

(Deficiency) of earnings to combined fixed charges and preferred dividends	$(34,602)	$6,928	$2,636	$(35,877)	$(70,619)	$(49,800)

Ratio of earnings to combined fixed charges and preferred dividends	0.44	1.08	1.06	0.39	0.28	0.48